Exhibit 6.22

THE NATIONAL UNION BANK OF KINDERHOOK

Phantom Stock Appreciation Rights Agreement

FIRST AMENDMENT

TO

THE NATIONAL UNION BANK OF KINDERHOOK

PHANTOM STOCK APPRECIATION RIGHTS AGREEMENT

DATED JULY 26, 2006

FOR

JAMES MONAHAN

THIS FIRST AMENDMENT is adopted this 20th day of November, 2007 by and between THE NATIONAL UNION BANK OF KINDERHOOK, a nationally-chartered commercial bank located in Kinderhook, New York (the “Bank”), and JAMES MONAHAN (the “Director”).

The Bank and the Director executed the Phantom Stock Appreciation Rights Agreement on July 26, 2006 effective January 1, 2006 (the “Agreement”).

The undersigned hereby amend the Agreement to (1) reflect the final 409A Treasury Regulations and (2) reflect changes in the definition of Book Value. Therefore, the following changes shall be made:

Section 1.4 of the Agreement shall be deleted in its entirety and replaced by the following:

1.4	“Book Value” means the Bank’s equity capital excluding FAS 115 and FAS 158 adjustments and Extraordinary Items at the end of the Plan Year.

The following Section 1.10a shall be added to the Agreement immediately following Section 1.10:

1.10a	“Dividends Per Share” means the Dividends divided by one million three hundred sixty thousand (1,360,000).

Section 3.2(c) of the Agreement shall be deleted in its entirety and replaced by the following:

3.2(c)	“Book Value Per Share” is the Bank’s equity capital (excluding FAS 115 and FAS 158 adjustment and Extraordinary Items) at the end of the Plan Year divided by the Plan’s number of Phantom shares of one million three hundred sixty thousand (1,360,000).

The following Section 3.2(d) shall be added to the Agreement immediately following Section 3.2(c):

3.2(d)	“Dividend Share Allocation.” Effective January 1 of each Plan Year, if the Bank paid Dividends during the prior Plan Year, then additional Phantom Stock Appreciation Rights

1

THE NATIONAL UNION BANK OF KINDERHOOK

Phantom Stock Appreciation Rights Agreement

shall be credited to the Phantom Stock Appreciation Rights Account, determined by multiplying the Director’s total Phantom Stock Appreciation Rights as of the end of the Plan Year by the Dividends Per Share for the same Plan Year, then dividing that product by the Book Value Per Share. This Phantom Stock Appreciation Rights Account allocation shall be made once per year, in arrears, crediting Phantom Stock Appreciation Rights based on the Dividends declared in the previous Plan Year and using the Book Value Per Share as of the last day of that Plan Year. For example, if Book Value Per Share is S0.10 in 2009 and the Director has 10,000 Phantom Stock Appreciation Rights, he would be allocated an additional 200 shares of Phantom Stock Appreciation Rights as of January 1, 2010, assuming a December 31, 2009 Book Value Per Share of $5.00.

Sections 4.3, 4.3.1 and 4.3.2 of the Agreement shall be deleted in their entirety and replaced by the following:

4.3	Disability Benefit. If the Director experiences a Disability prior to Normal Retirement Age, the Bank shall distribute to the Director the benefit described under this Section 4.3 in lieu of any other benefit under this Agreement.

4.3.1	Amount of Benefit. The benefit under this Section 4.3 is one hundred percent (100%) of the Phantom Stock Appreciation Rights Account value, determined as of the end of the Plan Year immediately preceding the occurrence of such Disability.

4.3.2	Distribution of Benefit. The Bank shall distribute the benefit to the Director as elected by the Director on the Distribution Election Form commencing within thirty (30) days following such Disability. The Bank shall credit interest at an annual rate equal to the Crediting Rate on the remaining account balance during any applicable installment period.

Section 4.6 of the Agreement shall be deleted in its entirety and replaced by the following:

4.6	Change in Form or Timing of Distributions. All changes in the form or timing of distributions hereunder must comply with the following requirements. The changes:

(a)	may not accelerate the time or schedule of any distribution, except as provided in Code Section 409A and the regulations thereunder;
(b)	must, for benefits distributable under Section 4.1, be made at least twelve (12) months prior to the first scheduled distribution;
(c)	must, for benefits distributable under Sections 4.1, 4.2 and 4.4, delay the commencement of distributions for a minimum of five (5) years from the date the first distribution was originally scheduled to be made; and
(d)	must take effect not less than twelve (12) months after the election is made.

2

THE NATIONAL UNION BANK OF KINDERHOOK

Phantom Stock Appreciation Rights Agreement

Section 10.3 of the Agreement shall be deleted in its entirety and replaced by the following:

10.3	Plan Terminations Under Section 409A. Notwithstanding anything to the contrary in Section 10.2, if this Agreement terminates in the following circumstances:

(a)	Within thirty (30) days before or twelve (12) months after a Change in Control, provided that all distributions are made no later than twelve (12) months following such termination of the Agreement and further provided that all the Bank’s arrangements which are substantially similar to the Agreement are terminated so the Director and all participants in the similar arrangements are required to receive all amounts of compensation deferred under the terminated arrangements within twelve (12) months of the such terminations;
(b)	Upon the Bank’s dissolution or with the approval of a bankruptcy court provided that the amounts deferred under the Agreement are included in the Director’s gross income in the latest of (i) the calendar year in which the Agreement terminates; (ii) the calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or (iii) the first calendar year in which the distribution is administratively practical; or
(c)	Upon the Bank’s termination of this and all other arrangements that would be aggregated with this Agreement pursuant to Treasury Regulations Section 1.409A-1(c) if the Director participated in such arrangements (“Similar Arrangements”), provided that (i) the termination and liquidation does not occur proximate to a downturn in the financial health of the Bank, (ii) all termination distributions are made no earlier than twelve (12) months and no later than twenty-four (24) months following such termination, and (iii) the Bank does not adopt any new arrangement that would be a Similar Arrangement for a minimum of three (3) years following the date the Bank takes all necessary action to irrevocably terminate and liquidate the Agreement;

the Bank may distribute the Phantom Stock Appreciation Rights Account value, determined as of the date of the termination of the Agreement, to the Director in a lump sum subject to the above terms.

IN WITNESS OF THE ABOVE, the Bank and the Director hereby consent to this First Amendment.

Director:	The National Union Bank of Kinderhook

/s/ James Monahan	By	/s/ John A. Balli
JAMES MONAHAN	Title	CFO

3